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                             September 26, 2023

       Daniel Nelson
       Chief Executive Officer
       Signing Day Sports, Inc.
       8355 E Hartford Dr. Suite 100
       Scottsdale, AZ 85255

                                                        Re: Signing Day Sports,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed September 20,
2023
                                                            File No. 333-271951

       Dear Daniel Nelson:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2023 letter.

       Amendment to S-1 filed on September 20, 2023

       Notes to the Consolidated Financial Statements
       Note 4- Internally Developed Software, page F-11

   1. We note your response to our prior comment 2. However, you did not tell us and disclose why January 1, 2023 is
the date you started to amortize capitalized costs. For all periods presented tell us what
cost were capitalized and what costs were not capitalized. Tell us how you determined the
capitalized costs were ready for their intended use on January 1,
                                                        2023. Your response
should be detailed providing a thorough analysis and referring to your basis in
accounting literature.
 Daniel Nelson
FirstName LastNameDaniel   Nelson
Signing Day Sports, Inc.
Comapany 26,
September  NameSigning
              2023       Day Sports, Inc.
September
Page 2    26, 2023 Page 2
FirstName LastName
        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at 202-551-3887, or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Louis Bevilacqua